UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES

EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number 001-38440

Grindrod Shipping Holdings Ltd.

#10-02 Millenia Tower

1 Temasek Avenue

Singapore 039192

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On February 21, 2024, Grindrod Shipping Holdings Ltd. (the “Company”) issued a press release announcing that it will release its financial results for the second half and full year ended December 31, 2023 on Wednesday, February 28, 2024. A copy of the press release is filed as Exhibit 99.1 to this Report on Form 6-K.

Exhibits

99.1	Press release dated February 21, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRINDROD SHIPPING HOLDINGS LTD.

Dated: February 21, 2024	/s/ Edward Buttery
Name: Edward Buttery
Title: Chief Executive Officer